March 12, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: N-8F for Eaton Vance Unit Trust - Series 1 (the “Trust”)

(1940 Act File No. 811-23099)

Ladies and Gentlemen,

On behalf of the Trust, the Trust respectfully requests that the U.S. Securities and Exchange Commission (the “Commission") consents to the withdrawal of the above-referenced Form N-8F deregistration application that was filed pursuant to Section 8(f) of the Investment Company Act of 1940, as amended. The application was filed with the Commission on February 20, 2020 (Accession Number 0000940394-20-000259). This request is in accordance with a discussion with Commission staff on March 11, 2020 and instructions received from Commission staff on March 12, 2020.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6170.

Very truly yours,

/s/ Jill R. Damon

Jill R. Damon, Esq.

Vice President